UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Standard Register Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853887107

(CUSIP Number)

Kenneth J. Lohsen

Credit Suisse AG

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2013 (See Item 5)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D

1	NAMES OF REPORTING PERSONS Credit Suisse AG (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 853 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 853 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (See Item 5)
14	TYPE OF REPORTING PERSON BK

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 4, 2013 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, this “Statement”) with respect to the common stock, par value $1.00 per share (the “Shares”), of The Standard Register Company, an Ohio corporation (the “Issuer”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45417. Each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by adding the following:

As of December 13, 2013, following the completion of a transaction involving the DLJ Funds, the DLJ Funds are no longer subsidiaries of the Bank. Consequently, the Reporting Person no longer beneficially owns the Shares held by the DLJ Funds.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by adding the following:

As of December 13, 2013, following the completion of a transaction involving the DLJ Funds, the DLJ Funds are no longer subsidiaries of the Bank. Consequently, the Reporting Person no longer beneficially owns the Shares held by the DLJ Funds.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure to each subsection of Item 5 as indicated below:

(a) As of December 13, 2013, following the completion of a transaction involving the DLJ Funds, the DLJ Funds are no longer subsidiaries of the Bank. Consequently, the Reporting Person no longer beneficially owns the Shares held by the DLJ Funds.

As of December 13, 2013, the Reporting Person may be deemed to beneficially own 853 Shares, all of which are directly held by CS Sec USA LLC. Accordingly, the Reporting Person may be deemed to beneficially own 0.01% of the outstanding Shares of the Issuer based upon 8,188,406 Shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013.

(b) As of December 13, 2013, following the completion of a transaction involving the DLJ Funds, the DLJ Funds are no longer subsidiaries of the Bank. Consequently, the Reporting Person no longer beneficially owns the Shares held by the DLJ Funds.

(c) Schedule B, which is incorporated herein by reference, lists all transactions effected in the Shares by the Reporting Person since the Reporting Person filed the Original Schedule 13D on November 4, 2013.

(d) Not applicable

(e) December 13, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE AG

Date:  December 16, 2013

By:   /s/  Kenneth J. Lohsen

Name:  Kenneth J. Lohsen

Title:    Managing Director and Authorized Signatory, on behalf of the Reporting Person

SCHEDULE B

The following table lists all transactions effected in the Shares by the Reporting Person since the Reporting Person filed the Original Schedule 13D on November 4, 2013. All trades were effected by CS Sec USA LLC in ordinary trading on the indicated exchange.

TRADE DATE	BUY / SELL	QUANTITY	PRICE	EXCHANGE
04-Nov-2013	Buy	2.00	7.88	ARCA
04-Nov-2013	Buy	200.00	7.88	ARCA
05-Nov-2013	Buy	203.00	7.33	ARCA
05-Nov-2013	Sell	100.00	7.34	ARCA
05-Nov-2013	Sell	100.00	7.34	ARCA
07-Nov-2013	Sell	2.00	6.72	ARCA
07-Nov-2013	Sell	200.00	6.72	ARCA
07-Nov-2013	Sell	200.00	6.74	ARCA
13-Nov-2013	Buy	100.00	6.79	ARCA
13-Nov-2013	Buy	85.00	6.79	ARCA
14-Nov-2013	Buy	100.00	6.72	ARCA
19-Nov-2013	Sell	100.00	6.88	ARCA
19-Nov-2013	Sell	100.00	6.88	ARCA
20-Nov-2013	Buy	100.00	6.29	ARCA
20-Nov-2013	Buy	100.00	6.29	ARCA
21-Nov-2013	Sell	200.00	6.33	ARCA
21-Nov-2013	Sell	6.00	6.33	ARCA
21-Nov-2013	Buy	100.00	6.34	ARCA
25-Nov-2013	Buy	100.00	6.41	ARCA
02-Dec-2013	Sell	100.00	6.42	ARCA
02-Dec-2013	Buy	100.00	6.39	ARCA
02-Dec-2013	Buy	63.00	6.39	ARCA
02-Dec-2013	Buy	47.00	6.39	ARCA
02-Dec-2013	Sell	11.00	6.39	ARCA
02-Dec-2013	Sell	99.00	6.39	ARCA
04-Dec-2013	Buy	87.00	6.60	ARCA
04-Dec-2013	Buy	10.00	6.60	ARCA
04-Dec-2013	Sell	100.00	6.61	ARCA
04-Dec-2013	Buy	100.00	6.60	ARCA
04-Dec-2013	Buy	13.00	6.60	ARCA
06-Dec-2013	Sell	100.00	6.57	ARCA
06-Dec-2013	Sell	100.00	6.56	ARCA
06-Dec-2013	Sell	11.00	6.58	ARCA
09-Dec-2013	Buy	200.00	6.66	ARCA
09-Dec-2013	Buy	12.00	6.66	ARCA
13-Dec-2013	Buy	100.00	6.42	ARCA